

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 31, 2017

Yuval Kwintner
President
Oxygen Therapy, Inc.
233 Needham Street
Suite 300
Newton, MA 02464

> **Re: Oxygen Therapy, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 17, 2017**
> **File No. 333-214306**

Dear Mr. Kwintner:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2017 letter.

Prospectus Cover Page

1.   We acknowledge your response to comment 2. However, it does not appear that you have filed the information contained on your website. Accordingly, please revise to file this information. Alternatively, revise the cover page to remove the statement directing investors to your website for more information about your business operations.

Risk Factor, page 7

2.   We acknowledge your response to comment 3. However, we do not see your revised disclosure concerning research and development expenses. Please revise to provide this information or advise.

Description of Property, page 37

3.   We note that you have updated the disclosure on page 35 to indicate that you have changed your corporate headquarters. Please revise your disclosure, as applicable, to discuss this property, including any material leasehold arrangement. Refer to Item 102 of Regulation S-K.

Certain Relationships..., page 37

4.   With reference to Exhibit 10.8, please revise your disclosure to discuss the nature of the services Mr. Stokelman will continue to provide and the financial terms currently proposed under the consulting arrangement.

Selling Stockholders, page 59

5.   We note that you have reduced the amount of the secondary offering to cover 918,962 shares. However, the table in this section reflects 968,162 shares. Please reconcile your disclosures.

Item 15. Recent Sales of Unregistered Securities.

6.   We note your response to prior comment 5 and revised Regulation S-K, Item 701 disclosure explaining the facts relied on for a Section 4(a)(2) exemption. Please tell us, and revise, as appropriate, to clarify how the facts disclosed in this section support the claimed exemption. In this regard, please tell us whether the lack of an agreement and the lack of cash consideration are sufficient to determine that a disposition of a security is not "for value." Please provide any legal support for your position and consider, as appropriate, *In the Matter of Universalscience.com, Inc. and Rene Perez*, Securities Act Release No. 33-7879, (August 8, 2000). In addition, tell us, and revise your disclosure, as appropriate, to discuss the purpose of the transfers and the relationship between your chairman and the transferees.

7.   We acknowledge your response to comment 6. However, we do not see the updated disclosure regarding the date the warrants were sold. Please update your disclosure to provide the date the warrants were sold.

Exhibit 10.7

8.   The form of subscription agreement appears to relate to an offering by a different company. Please advise.

You may contact Christine Torney at 202-551-3652 or Angela Connell, Accounting Branch Chief, at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: David Dryer, Esq. - Seyfarth Shaw LLP